December 5, 2017

VIA EDGAR

Mr. Ethan Horowitz
Branch Chief, Office of Natural Resources
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Energy 11, L.P. Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 3, 2017 Response Dated September 22, 2017 File No. 000-55615

Dear Mr. Horowitz:

This letter is being submitted on behalf of Energy 11, L.P. (the “Partnership”) in response to your letter dated September 29, 2017. We have recited the comments in this letter in bold type and have followed each comment with the Partnership’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Business, page 3

Proved Undeveloped Reserves, page 7

1.
We have read your response to our prior comment 2 and note that the illustration of your proposed future disclosure appears to combine the changes in the net quantities of proved undeveloped reserves from separate and unrelated factors, e.g. changes related to adjustments in the future drill schedule and changes related to well performance. We reissue our prior comment noting that your explanation should include separate disclosure of changes attributable to unrelated factors. Refer to Item 1203(b) of Regulation S-K.

Response: The Partnership will expand its disclosure to include separate disclosure of changes attributable to separate and unrelated factors. As set forth in Item 1203(b) of Regulation S-K, the expanded disclosure will include an explanation similar to the following:

MBOE
Proved undeveloped reserves, December 31, 2015	4,988
Revisions of previous estimates (1)	442
Conversion to proved developed reserves	-
Proved undeveloped reserves acquired	-
Proved undeveloped reserves, December 31, 2016	5,430

(1)
The annual review of the PUDs resulted in a positive revision of approximately 442 MBOE. This revision was a result of 800 MBOE of upward adjustments related to the addition of nine proved undeveloped drilling locations under the five-year rule, which were partially offset by 347 MBOE of downward adjustments related to changes to the future drill schedule and 11 MBOE of downward adjustments caused by lower oil, natural gas and NGL prices when comparing the December 31, 2016 reserve estimates to prices used in the December 31, 2015 reserve estimates. There were no adjustments related to well performance.

Notes to Consolidated Financial Statements

Note 9 – Supplementary Information on Oil, Natural Gas and Natural Gas Liquid Reserves (Unaudited), page 63

Estimated Quantities of Proved Oil, NGL and Natural Gas Reserves, page 63

2.
We have read your response to our prior comment 5 and note that the illustration of your proposed future disclosure appears to combine the changes in the net quantities of total proved reserves from separate and unrelated factors, e.g. changes related to adjustments in the future drill schedule and changes related to well performance. We also note that your response and illustration appear to omit an explanation of the changes in total proved reserves for the fiscal year ended December 31, 2015. We reissue our prior comment noting that your explanation should include separate disclosure of changes attributable to unrelated factors and should be expanded to include the changes in total proved reserves for each fiscal year presented to comply with FASB ASC 932-235-50-5.

Response: The Partnership will provide disclosure to include separate disclosure of changes attributable to separate and unrelated factors. In addition, the Partnership will include additional disclosures for changes in total proved reserves for the fiscal year ended December 31, 2015. As set forth in FASB ASC 932-235-50-5, the expanded disclosure will include an explanation similar to the following:

	Proved Reserves
	Oil	Natural Gas	NGLs
	(Bbls)	(Mcf)	(Bbls)	Total (BOE)
January 1, 2015	-	-	-	-
Acquisition (1)	9,089,252	7,705,802	1,866,775	12,240,327
Extensions, discoveries and other additions	-	-	-	-
Production (December 18 - December 31)	(21,937)	(18,392)	(2,841)	(27,843)
December 31, 2015	9,067,315	7,687,410	1,863,934	12,212,484
Acquisition	-	-	-	-
Extensions, discoveries and other additions	-	-	-	-
Revisions of previous estimates (2)	222,321	2,799,032	(576,645)	112,182
Production	(498,926)	(519,122)	(69,059)	(654,506)
December 31, 2016	8,790,710	9,967,320	1,218,230	11,670,160

(1)	Reserves added in conjunction with the Partnership’s acquisition of its interest in the Sanish Field Assets completed on December 18, 2015, as described in “Note 3. Oil and Gas Investments.”

(2)
Revisions to previous estimates increased proved reserves by a net amount of 112 MBOE. These revisions resulted from 800 MBOE of upward adjustments attributable to the addition of nine proved undeveloped drilling locations under the five-year rule, which were partially offset by 347 MBOE of downward adjustments related to changes to the future drill schedule, 124 MBOE of downward adjustments related to well performance and 217 MBOE of downward adjustments caused by lower oil, natural gas and NGL prices when comparing the Company’s reserve estimates at December 31, 2016 to December 31, 2015.

Revisions of previous estimates for total proved reserves from December 31, 2015 to December 31, 2016 of 112 MBOE were less than revisions of previous estimates for proved undeveloped reserves for the same period of 442 MBOE, primarily due to the incremental downward adjustment revisions to the proved developed reserves caused by changes in lower oil, natural gas and NGL prices (206 MBOE) and well performance (124 MBOE).

Should you have additional questions or comments concerning the responses provided within, please contact me directly at (804) 727-6318.

Sincerely,

 /s/ David S. McKenney
David S. McKenney
Chief Financial Officer
Energy 11 GP, LLC

CC:          Mr. John Hodgin
Mr. John Menke, Haynes and Boone, LLP